FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Axtel, S.A. de C.V., one of the leading telecommunications services providers in Mexico, today announced its unaudited second quarter results ended June 30, 2006. Figures are based on Mexican GAAP, stated in constant pesos (Ps.) as of June 30, 2006. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Revenues

We derive our revenues from:

—
Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged with a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services and internet service when requested by the customer.

—	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

—
Other services. We generate revenues from other services, which include activation fees for new customers as well as data, interconnection and dedicated private line services charged on a monthly basis.

Revenues from operations

Revenues from operations increased to Ps. 1,414.3 million in the second quarter of year 2006 from Ps. 1,241.3 million for the same period in 2005, an increase of Ps. 172.9 million or 14%. Our lines in service at the end of the second quarter of 2006 increased to 696,968 from 529,653 at the end of the same period in 2005, an increase of 32%.

Revenues from operations increased to Ps. 5,351.5 million for the twelve month period ended June 30, 2006, from Ps. 4,527.9 million for the same period in 2005, an increase of Ps. 823.7 million or 18%.

We derived our revenues from the following sources:

Local services. Local service revenues increased to Ps. 1,024.9 million for the three-month period ended June 30, 2006, from Ps. 892.1 million for the same period ended in 2005, an increase of Ps. 132.9 million or 15%. For the twelve month period ended June 30, 2006, revenue from local services increased to Ps. 3,881.7 million, from Ps. 3,213.4 million for the same period ended 2005, an increase of Ps. 668.4 million, or 21%. The main drivers of these improvements were increased monthly rents and increased revenues from cellular consumption due to a higher number of lines in service in existing and new cities.

Long distance services. Long distance service revenues increased to Ps. 121.6 million for the three-month period ended June 30, 2006, from Ps. 115.8 million in the same period in 2005, an increase of Ps. 5.7 million or 5%. For the twelve month period ended June 30, 2006, long distance services increased to Ps. 464.3 million from Ps. 429.9 million registered in the same period in 2005, an increase of Ps. 34.4 million or 8%.

Other services. Revenue from other services increased to Ps. 267.7 million in the second quarter of 2006, from Ps. 233.4 million in the same period in 2005, an increase of Ps. 34.3 million, or 15%,. Other services revenue increased to Ps. 1,005.4 million for the twelve month period ended June 30, 2006, from Ps. 884.5 million for the same period in 2005, an increase of Ps. 120.9 million or 14%.

Consumption

Local Calls. Local calls increased to 480.0 million for the three-month period ended June 30, 2006, from 396.7 million in the same period in 2005, an increase of 83.2 million, or 21%. For the twelve month period ended June 30,

2006, local calls increased to 1,798.2 million from 1,386.9 million in the same period in 2005, an increase of 411.3 million calls or 30%. A higher number of lines in service was the main driver for these increases.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 190.2 million for the three-month period ended June 30, 2006, from 145.2 million in the same period in 2005, an increase of 45.0 million, or 31%. For the twelve month period ended June 30, 2006, cellular minutes increased to 689.5 million, from 505.1 million in the same period in 2005, an increase of Ps. 184.4 million, or 37%.

Long distance. Long distance minutes increased to 144.4 million for the three-month period ended June 30, 2006 from 120.3 million in the same period in 2005, an increase of 24.1 million or 20%. For the twelve month period ended June 30, 2006, long distance minutes increased to 523.8 million, from 423.5 million in the same period in 2005, an increase of 100.3 million of minutes, or 24%. Both increases are explained by the larger consumption of bundled offers that incorporate long distance minutes.

Cost of Revenues and Operating Expenses1

Cost of Revenues. For the three-month period ended June 30, 2006, the cost of revenues increased to Ps. 433.6 million, an increase of Ps. 45.0 million compared with the same period of 2005. For the twelve month period ended June 30, 2006, the cost of revenues reached Ps. 1,643.5 million, an increase of Ps. 195.9 million in comparison with the same period in 2005. These increases were mainly due to a higher consumption in cellular minutes.

Gross Profit. Gross profit is defined as revenues minus costs of revenues. For the second quarter of 2006, the gross profit accounted for Ps. 980.7 million, an increase of Ps. 127.9 million or 15%, compared with the same period in 2005. For the twelve month period ended June 30, 2006, our gross profit increased to Ps. 3,708.0 million, compared to Ps. 3,080.3 million recorded in the same period of 2005, an increase of Ps. 627.7 million or 20%.

Operating expenses. For the second quarter of year 2006, operating expenses increased to Ps. 477.7 million, from Ps. 421.5 million for the same period in 2005 an increase of Ps. 56.3 million, or 13%. The two main factors that generated this increase were the greater customer base and business scale in the twelve cities in operation in the second quarter of 2005, and the incremental expenses associated with the four new cities which began operations in 2006. For the twelve month period ended June 30, 2006, operating expenses increased to Ps. 1,792.4 million, from Ps. 1,615.4 million in the same period in 2005, an increase of Ps. 176.9 million. This increase was attributable primarily to salaries, rents, sales commissions and network maintenance based on the current operational level of the Company.

Adjusted EBITDA and Others

Adjusted EBITDA. The Adjusted EBITDA was Ps. 503.0 million for the three-month period ended June 30, 2006 as compared to Ps. 431.3 million for the same period in 2005, an increase of 17%. As a percentage of total revenues it was 35.6% for the three-month period ended June 30, 2006. For the twelve-month period ended June 30, 2006 increased to Ps. 1,915.6 million, from Ps. 1,464.9 million in the same period in 2005, an increase of Ps. 450.7 mil-

1  Our costs are categorized as follows:
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links. Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network. Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and the cost of spectrum licenses.

lion, or 31%. For additional detail on the Adjusted EBITDA Reconciliation, go to Axtel’s web site at www.axtel.com.mx.

Depreciation and Amortization. As a result of the continuing expansion of our asset base, depreciation and amortization increased to Ps. 332.0 million for the three-month period ended June 30, 2006 from Ps. 273.5 million for the same period in 2005, an increase of Ps. 58.5 million or 21%. Depreciation and amortization for the twelve-month period ended June 30, 2006 reached Ps. 1,273.0 million, from Ps. 1,081.5 million in the same period in 2005, an increase of Ps. 191.5 million, or 18%.

Operating Income (loss). Operating income increased to Ps. 170.9 million in the three-month period ended June 30, 2006 from an operating income of Ps. 157.8 million in the same period in 2005, an increase of Ps. 13.1 million or 8%. For the twelve month period ended June 30, 2006 our operating income increased to Ps. 642.6 million from Ps. 383.4 million in the same period of 2005 of, an increase of Ps. 259.2 million or 68%.

Comprehensive financial result. The comprehensive financial loss was Ps. 89.8 million for the three-month period ended June 30, 2006, compared to a gain of Ps. 14.4 million for the same period in 2005. The loss evidenced in the second quarter of 2006 was a result of a significant non-cash foreign exchange loss of Ps. 40.6 million, compared to a gain of Ps. 91.8 million in the same period in 2005, partially offset by a decrease of Ps. 30.0 million in net interest expense due to our reduced indebtedness level. For the twelve-month period ended June 30, 2006, the comprehensive financial result was Ps. 361.6 million, compared to Ps. 129.0 million in the same period in 2005, an increase of Ps. 232.5 million. The comprehensive financial result was affected in Ps. 105.8 million by the partial early redemption of our 11% Senior Notes, compensated in part by an increase of Ps. 51.3 million in interest income.

Capital Expenditures. Axtel invested Ps. 379.3 million in fixed assets during the second quarter of 2006 vs. Ps. 325.0 million during the same period in 2005, a 17% increase. For the twelve month period ended June 30, 2006, Axtel invested Ps. 1,744.9 million in fixed assets compared to Ps. 1,654.8 million in the same period of 2005, an increase of Ps. 90.1 million. This investment was targeted towards the expansion of our network infrastructure in current and new cities.

Highlights. In June 2006, Axtel extended the business agreement with Nextel de Mexico through December 31, 2007. Additionally, during the second quarter of 2006, Axtel launched operations in Celaya, increasing Axtel’s presence to a total of 16 cities.

About Axtel

AXTEL is one of the leading fixed-line telecommunications providers in Mexico. It offers local services, national and international long distance services, internet and value-added services. It provides a basic telecom infrastructure in Mexico through its intelligent network, offering a wide range of services to all its markets. Headquartered in Monterrey, AXTEL also has presence in Guadalajara, Leon, Mexico, Puebla, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Cd. Juarez, Tijuana, Torreon, Veracruz, Chihuahua and Celaya.

Visit AXTEL on the web at www.axtel.com.mx

For additional information please contact:
Adrian de los Santos
Investor Relations
adelossantos@axtel.com.mx

**Financial Tables will Follow**

Axtel, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
June 30, 2006 and 2005
(Thousand of constant pesos with purchasing power as of June 30, 2006)

ASSETS	June-06	June-05
Current assets:
Cash and equivalents	1,034,116	1,144,038
Accounts receivable	714,050	632,781
Refundable taxes and other accounts receivable	85,097	128,449
Prepaid Expenses	24,983	36,438
Inventories	67,742	63,534
Accounts receivable from related parties	-	-
Financial Instruments	-	-
Total current assets	1,925,988	2,005,240

Non current assets
Property, plant and equipment, net	7,276,812	6,666,601
Long-term accounts receivable	21,586	20,019
Telephone concession rights	654,734	708,082
Pre-oeparting results, net	166,455	191,059
Deferred income tax	-	70,013
Other assets	160,299	163,012
Total non current assets	8,279,886	7,818,786

TOTAL ASSETS	10,205,874	9,824,026

LIABILITIES
Current liabilities
Account payable & Accrued expenses	644,351	495,848
Accrued Interest	8,851	15,541
Short-term debt	-	111,847
Current portion of long-term debt	43,782	49,516
Taxes payable	42,147	35,605
Financial Instruments	44,652	44,165
Other accounts payable	262,621	221,599
Due to related party	-	-
Total current liabilities	1,046,404	974,121

Long-term debt
Long-term debt	1,920,303	2,901,821
Deferred income tax	5,526	-
Seniority premiums	3,212	2,190
Allowance for severance payments	21,400	-
Other long-term liabilities	2,859	3,099
Premium on bond issuance	-	-
Total long-term debt	1,953,300	2,907,110

TOTAL LIABILITIES	2,999,704	3,881,231

STOCKHOLDERS EQUITY
Capital stock	8,125,928	7,421,908
Additional paid-in capital	512,547	146,852
Accumulated losses	(1,535,645)	(1,707,266)
Cumulative deferred income tax effect	123,763	123,763
Change in the fair value of derivative instruments	(20,423)	(42,462)
TOTAL STOCKHOLDERS EQUITY	7,206,170	5,942,795

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	10,205,874	9,824,026

Axtel, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Income Statement
Periods ended June 30, 2006 and 2005
(Thousand pesos of constant purchasing power as of June 30, 2006)

		Second Quarter					LTM ended
		ended June 30					June 30
		2006		2005	Effect		2006		2005	Effect

Total Revenues	Ps.$	1,414,287	Ps.$	1,241,316	13.9%	Ps.$	5,351,528	Ps.$	4,527,859	18.2%

Operating cost and expenses
Cost of sales and services		(433,587)		(388,546)	-11.6%		(1,643,481)		(1,447,524)	-13.5%
Selling and administrative expenses		(477,733)		(421,474)	-13.3%		(1,792,423)		(1,615,448)	-11.0%
Depreciation and amortization		(332,036)		(273,512)	-21.4%		(1,273,017)		(1,081,486)	-17.7%

Total Operating Costs and Expenses		(1,243,356)		(1,083,532)	-14.8%		(4,708,921)		(4,144,458)	-13.6%

Operating income (loss)		170,931		157,784	8.3%		642,607		383,401	67.6%

Comprehensive financing result:
Interest expense		(65,137)		(91,150)	28.5%		(446,459)		(336,416)	-32.7%
Interest income		13,719		9,717	41.2%		85,868		34,605	148.1%
Net interest income (expense)		(51,418)		(81,433)	36.9%		(360,591)		(301,811)	-19.5%
Foreign exchange gain (loss), net(40,604)		91,750	N/A		(47,204)		108,237	N/A
Monetary position gain		2,263		4,053	-44.2%		46,207		64,532	-28.4%

Comprehensive financing result, net		(89,759)		14,370	N/A		(361,588)		(129,042)	-180.2%

Other income (expenses), net		(12,497)		573	N/A		(179)		4,222	N/A

Special item		-		-	N/A		-		-	N/A

Income (loss) before income taxes and employees’ profit sharing		68,675		172,727	-60.2%		280,840		258,581	8.6%

Asset Tax		-		-	N/A		-		-	N/A
Deferred income tax		(22,635)		(50,130)	54.8%		(109,219)		(205,894)	47.0%
Deferred employees’ profit sharing		-		-	N/A		-		-	N/A

Total income tax and employees’ profit sharing		(22,635)		(50,130)	54.8%		(109,219)		(205,894)	47.0%

Net Income (Loss)	Ps.$	46,040		122,597	-62.4%	Ps.$	171,621		52,687	225.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: July 20, 2006